[Cross Country Healthcare, Inc. LOGO]

May 9, 2006

Andrew Mew, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

Washington, D.C. 20549

Re:

Cross Country Healthcare, Inc.

Form 10-K for the fiscal year ended December 31, 2005

Filed March 9, 2006

File No. 000-33169

Dear Mr. Mew:

This letter shall serve to respond to the inquiries contained in your letter to Mr. Emil Hensel, CFO of Cross Country Healthcare, Inc., dated April 26, 2006.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies, page F-11

Goodwill and Other Identifiable Intangible Assets

1.

The Company has identified two reportable operating segments for purposes of providing disclosures for Financial Accounting Standards Board (FASB) Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The two operating segments are: healthcare staffing and other human capital management services. The healthcare staffing operating segment is the Company’s predominant business and includes travel and per diem nurse staffing, allied health staffing and clinical research trials staffing. This segment provides temporary staffing services of healthcare professionals primarily to hospitals, laboratories, pharmaceutical and biotechnology companies. The other human capital management services operating segment includes the combined results of the Company’s education and training and its retained search businesses. Footnote 17 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 explains these two segments.

The Company has aggregated all of the businesses in its healthcare staffing segment into one reporting unit for purposes of evaluating impairment on intangible assets not subject to amortization, as per FASB Statement No. 142, Goodwill and Other Intangible Assets. The Company believes that the travel and per diem nurse staffing, allied health staffing and clinical research trials businesses have met the criteria for aggregation based on having similar economic characteristics as per par. 30, FASB Statement No. 142.

6551 Park of Commerce Blvd., Boca Raton, FL 33487

Tel: (800) 347-2264 Fax: (561) 998-8533 www.crosscountry.com

These similar economic characteristics include, but are not limited to:

a)

In all businesses, the nature of the service is similar. The Company is providing healthcare staffing services.

b)

In all businesses, the nature of the production process is similar. Each business markets to potential clients in need of healthcare staffing and its potential field employees to fulfill the needs. Each business employs recruiters who match the client’s needs with its database of potentially available field staff. The Company typically pays the field staff employee and bills the customers.

c)

The types of customers for these businesses are similar. They are all healthcare related.

d)

The components of cost of service are similar in all businesses – salary, benefits, and insurance costs.

The Company has segregated its two businesses in its other human capital management services segment into two separate reporting units as per FASB Statement No. 142, par. 30. Each reporting unit is separately evaluated for impairment on intangible assets not subject to amortization. Through its retained search business, the Company conducts searches for full-time executive and physician positions to the healthcare industry including hospitals, pharmaceutical companies, insurance companies and physician groups. By contrast, its education and training business provides continuing education programs to the healthcare industry by holding national conferences as well as daily or weekly seminars. The economics and target customer of the education business (primarily healthcare professionals) are significantly different than that of the retained search business. Discrete financial information is available for each of these reporting units and Cross Country Healthcare’s management regularly reviews the operating results of each component. Thus, when reviewing impairment under FASB Statement No. 142, the Company considers each of its education and training business and its retained search business separate reporting units.

Accordingly, Cross Country Healthcare, Inc. looks at three reporting units for purposes of its annual goodwill impairment testing: (1) healthcare staffing, (2) retained search, and (3) education and training. The Company will consider adding a statement disclosing these three reporting units in its next full set of financial statements and footnotes.

Revenue Recognition

2.

A more detailed discussion of the Company’s earnings and revenue recognition process was included in the Company’s Form 10-K under Part II. Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Below is an excerpt from our 10-K filing. We will consider adding similar disclosure in our footnotes to our financial statements for future filings.

Our travel and per diem nurse staffing revenue is received primarily from acute care hospitals. Our clinical trials staffing revenue is received primarily from pharmaceutical and biotechnology companies, medical device companies as well as contract research organizations. Revenue from allied health staffing services is received from numerous sources, including providers of radiation, rehabilitation and respiratory services at hospitals, nursing homes, sports medicine clinics and schools. Our fees are paid directly by our clients rather than by third-party payors.

Revenue is recognized when services are rendered. Accordingly, accounts receivable includes an accrual for employees’ time worked but not yet invoiced. Similarly, accrued compensation includes an accrual for employees’ time worked but not yet paid. Each of our field employees on travel assignment works for us under a contract. These contracts typically last 13 weeks. Payroll contract employees are hourly employees whose contract specifies the hourly rate they will be paid, and any other benefits they are entitled to receive during the contract period. For payroll contract employees, we bill clients at an hourly rate and assume all employer costs, including payroll, withholding taxes, benefits, professional liability insurance and Occupational Safety and Health Administration, or OSHA, requirements, as well as any travel and housing arrangements. Mobile contract employees are hourly employees of the hospital client and receive an agreement that specifies the hourly rates they will be paid by the hospital employer, as well as any benefits they are entitled to receive from us. We recruit mobile contract employees for our hospital clients and provide those employees with company-leased apartments and travel-related support. We are compensated for the services we provide at a predetermined rate negotiated with our hospital clients. Approximately 99% of our field personnel are directly employed by us. Our fees are paid directly by our clients and, in certain cases, by third-party administrative payors. As a result, we have no direct exposure to Medicare or Medicaid reimbursements.

We have also entered into certain contracts with acute care facilities to provide comprehensive vendor management services. Under these contract arrangements, we use our nurses primarily along with those of third party subcontractors to fulfill customer orders. If a subcontractor is used, revenue is recorded at the time of billing, net of any related subcontractor liability. The resulting net revenue represents the administrative fee charged by us for our vendor management services.

3.

The Company has considered the guidance in EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, when determining whether staffing revenue should be reported on a net basis or on a gross basis.

For travel contract nurses, per diem nurses, and, allied and clinical research trials professionals, the Company’s staffing arrangements with field staff and customers are similar. The Company is the primary obligor in the arrangement and assumes the credit risk. The Company has latitude in establishing the price for the service. The Company is obligated to compensate its field staff even if the work performed was unsatisfactory to its customer. Additionally, the Company could be held liable for unsatisfactory performance of its field staff. Based on these indicators, consistent with EITF 99-19, the Company’s revenue for these contracts arrangements is reported gross. The cost of providing the service to its customers is reported as direct operating expenses.

The Company has certain contracts with acute care facilities to provide comprehensive vendor management services. Under these contract arrangements, the Company uses its nurses primarily along with those of third party subcontractors to fulfill customer orders. If a subcontractor is used, revenue is recorded at the time of billing, net of any related subcontractor liability. The resulting net revenue represents the administrative fee charged by us for our vendor management services. Indicators of net revenue reporting in this arrangement are: 1) the Company does not assume the risks and rewards as principal in the transaction. The supplier (subcontractor) is the primary obligor in the arrangement. The subcontractor is primarily responsible for the fulfillment, including the acceptability of the service ordered by the hospital; 2) the amount the Company earns is fixed and is a percentage of revenue; 3) the subcontractor has the credit risk; and 4) the Company does not have sole discretion in the selection of the subcontractors (supplier). The Company reports subcontractor revenue net based on these indicators.

Mobile contract employees are hourly employees of the hospital client and receive an agreement that specifies the hourly rates they will be paid by the hospital employer, as well as any benefits they are entitled to receive from us. The Company recruits mobile contract employees for our hospital clients and provides those employees with company-leased apartments and travel-related support. The Company is compensated for the services provided at a predetermined rate negotiated with our hospital clients. The Company reports revenue from these arrangements gross due to the following indicators of gross reporting: 1) the Company is the primary obligor in the arrangement and has credit risk; and 2) the Company has latitude in establishing the price for service.

4.

The Company adopted EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses, for the year ended December 31, 2002 (its required year of adoption) and disclosed the adoption of the policy in its consolidated financial statements and footnotes included in its Form10-K filed for the year then ended. Accordingly, the Company’s policy is to record reimbursements received for out-of-pocket expenses gross, as revenue, and the offsetting expense, as expense on its consolidated statements of income. Since there is not a choice of accounting methods, the Company has not disclosed this policy in filings subsequent to its Form 10K filing for the year ended December 31, 2002.

In connection with responding to your comments, we also acknowledge and agree that

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Cross Country Healthcare, Inc. is responsible for the adequacy and accuracy of the disclosures in filings made with the Commission;

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Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to filings made by Cross Country Healthcare, Inc. with the Commission; and

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Cross Country Healthcare may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to call me at (800) 998-5058 or, in my absence, Susan Ball, General Counsel of Cross Country Healthcare, Inc., at (800) 440-5790.

Sincerely,

/s/ EMIL HENSEL

Emil Hensel, Chief Financial Officer

cc: Larry Spirgel